[redacted]

07027422

RECEIVED

2007 OCT 17 P 3:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

13th October, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) Letter dated 12th October, 2007 alongwith Compliance Report on Corporate Governance for the quarter ended 30th September, 2007.
(2) Letter dated 12th October, 2007 alongwith Shareholding pattern for the quarter ended 30th September, 2007.
(3) Letter dated 12th October, 2007 alongwith Free float indices for the quarter ended 30th September, 2007.
(4) Letter dated 12th October, 2007 alongwith Secretarial Audit Report for the quarter ended 30th September, 2007.
(5) Letter dated 13th October, 2007 alongwith Certificate under Clause 47 (c) for the six months ended 30th September, 2007.

Copies of the above letters are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

10/19

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge C
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax +91 22 3037 6622
www.reliancecommunications.co

Ref: SE/CC/02/2007-08

October 12, 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 30th September, 2007**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith a Compliance Report on Corporate Governance for the quarter ended 30th September, 2007.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

You are requested kindly take the same on your record.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LTD.

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 30th September, 2007

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	

RELIANCE COMMUNICATIONS LTD.

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(F) Managemet	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For Reliance Communications Limited

Hasit Shukla
Company Secretary

RELIANCE COMMUNICATIONS LTD.

Date: 12th October, 2007

Disclaimer Clause

"The information furnished above is certified by Reliance Communications Limited to be true, air and accurate(except in respect of errors in or omissions form documents filed electronically that result soley from electronic transmission errors beyond our control and in respect of which we take corrective action as soon as it is reasonably practicable after becoming aware of the error or, the omission). SEBI, the Stock Exchange or the NIC do not take any responsibility for the accuracy, validity, consistency and integrity of the data and updated by it."

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Ref: SE/35/002/2007-08

October 12, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 30th September, 2007**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th September, 2007.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LTD.

Registered Office H-Block, 1st Floor, Dhirubhai Ambani Knowledge City Navi Mumbai - 400 710.

RELIANCE COMMUNICATIONS LIMITED
I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE COMMUNICATIONS LIMITED

Scrip Code : BSE - 532712 NSE - RCOM | As on: 29th September, 2007

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.49	0.48
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	25	1354965971	1354944468	67.62	66.27
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**36**	**1364811060**	**1364789457**	**68.11**	**66.75**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**36**	**1364811060**	**1364789457**	**68.11**	**66.75**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	367	601 51 891	59666684	3.00	2.94
(b)	Financial Institutions/Banks	420	2003641	1879663	0.10	0.10
(c)	Central Government/State Governments	74	3629398	2615999	0.18	0.18
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	22	100347576	100340997	5.01	4.91
(f)	Foreign Institutional Investors	684	224263838	224140689	11.19	10.97
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1567**	**3903 96 344**	**388644032**	**19.48**	**19.09**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	8940	42181158	41465365	2.11	2.06
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1906784	176276422	122129057	8.80	8.62
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	193	17302544	16658491	0.86	0.85
(c)	Any Other (Specify)					
1	NRIs/OCBs	18442	12802213	8263983	0.64	0.63
2	Pending Confirmation*	0	20765	0	0.00	0.00
	Sub -Total (B)(2)	**1934359**	**248583102**	**188516896**	**12.41**	**12.16**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1935926**	**6389 79 446**	**577160928**	**31.89**	**31.25**
	TOTAL (A) +(B)	**1935962**	**20037 90 506**	**1941950385**	**100.00**	**98.00**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**40824484**	**40824484**	**0.00**	**2.00**
	GRAND TOTAL (A)+(B)+(C)	**1935963**	**20446 14 990**	**1982774869**	**100.00**	**100.00**

* Physical shares pending demat confirmation.

RELIANCE COMMUNICATIONS LTD.

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN- 29.09.2007)

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	1 30 81 10 172	63.98
2	Reliance Capital Limited	1 84 61 758	0.90
3	Sonata Investments Limited	1 37 75 000	0.67
4	Reliance Innoventures Private Limited	1 15 29 001	0.56
5	Smt. Kokila D. Ambani	46 65 227	0.23
6	Hansdhwani Trading Company Pvt. Ltd	30 00 040	0.15
7	Shri Anil D. Ambani	18 59 171	0.09
8	Master Jaianmol A. Ambani(through father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08
9	Smt. Tina A. Ambani	16 50 832	0.08
10	Reliance General Insurance Co Ltd	90 000	0.00
11	Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D. Ambani)	100	0.00
	TOTAL	**1 36 48 11 060**	**66.75**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	87003280	4.26
2	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders	40824484	2.00
	TOTAL	**127827764**	**6.25**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	205371142	10.04
TOTAL		**205371142**	**10.04**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	205371142	10.04
TOTAL		**205371142**	**10.04**

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN - 29.09.2007)

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	40824484	40824484	2.00
	TOTAL		**40824484**	**2.00**

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1%

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders*	GDR	40824484	2.00
	TOTAL		**40824484**	**2.00**

* Name of individual GDR holders are not available.

RELIANCE COMMUNICATIONS LTD.

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Ref: SE/FF/002/2007-08

October 12, 2007

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub: Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 30th September, 2007 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LTD.

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE COMMUNICATIONS LIMITED			
	Scrip Code	532712 Quarter Ended	30th September, 2007
Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	98 45 089	0.48
2	Indian Corporate Bodies/ Trusts/ Partnerships	1 32 26 39 213	64.69
3	Persons Acting in Concert (also include Suppliers/ Customers)	3 23 26 758	1.58
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**1 36 48 11 060**	**66.75**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here ______)	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**1 36 48 11 060**	**66.75**

....contd

RELIANCE COMMUNICATIONS LTD.

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	19 35 50 208	9.47
2	Indian Corporate Bodies/Trusts/Partnerships	4 21 81 158	2.06
3	Independent Directors & Relatives	2 448	0.00
4	Present Employees	26 310	0.00
5	Banks/Financial Institutions	22 37 554	0.11
6	Central/State Govt.	0	0.00
7	Central/ State Govt. Institutions	36 29 398	0.18
8	Insurance Companies	10 03 47 576	4.91
9	Mutual Funds	5 99 17 978	2.93
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**40 18 92 630**	**19.66**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	2 84 454	0.01
15	Foreign Institutional Investors (SEBI-registered)	22 42 63 838	10.97
16	Non Resident Indians (Individuals)	1 25 17 759	0.61
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**23 70 66 051**	**11.59**
C	**GDRs/ADRs/ADSs**	4 08 24 484	2.00
	Sub Total C	4 08 24 484	**2.00**
D	**OTHERS (Please specify here ________________)**		
	Pending confirmation	20765	0.00
	Sub Total D	**20765**	**0.00**
	Sub Total II	**67 98 03 930**	**33.25**
	Grand Total	**2 04 46 14 990**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	1 36 48 11 060	66.75
Total Free-float	67 98 03 930	33.25
Grand Total	**2 04 46 14 990**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	1 76 67 24 455	86.41
Total Foreign Holding	27 78 90 535	13.59
Grand Total	**2 04 46 14 990**	**100.00**

RELIANCE COMMUNICATIONS LTD.

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code 532712 **Quarter Ended** 30th September, 2007

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	SMT. KOKILA D. AMBANI	46 65 227	0.23	I-A-1
2	SHRI ANIL D AMBANI	18 59 171	0.09	I-A-1
3	MASTER JAIANMOL A. AMBANI (through father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	I-A-1
4	SMT. TINA A AMBANI	16 50 832	0.08	I-A-1
5	MASTER JAIANSHUL A. AMBANI (through father and natural guardian Shri Anil D. Ambani)	100	0.00	I-A-1
6	RELIANCE INNOVENTURES PRIVATE LIMITED	1 15 29 001	0.56	I-A-2
7	AAA COMMUNICATION PRIVATE LIMITED	1 30 81 10 172	63.98	I-A-2
8	HANSDHWANI TRADING COMPANY PVT. LTD.	30 00 040	0.15	I-A-2
9	RELIANCE CAPITAL LIMITED	1 84 61 758	0.90	I-A-3
10	SONATA INVESTMENTS LIMITED	1 37 75 000	0.67	I-A-3
11	RELIANCE GENERAL INSURANCE CO. LTD	90 000	0.00	I-A-3
	Total	**1 36 48 11 060**	**66.75**	

RELIANCE COMMUNICATIONS LTD.

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code 532712 **Quarter Ended** 30th September, 2007

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	8 70 03 280	4.26	II-A-8	NIL
2	DEUTSCHE BANK TRUST COMPANY AMERICAS	4 08 24 484	2.00	II-C	NIL
	Total	12 78 27 764	6.25		

Reliance Communications

Reliance Communications Limited
Dhirubhai Ambani Knowledge Cit
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.

October 12, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th September, 2007

Pursuant to the Circular No.D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India, we forward herewith a Secretarial Audit Report dated 10th October, 2007 issued by M/s. Haribhakti & Co, Chartered Accountants for the quarter ended 30th September, 2007 as required.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LTD.

HARIBHAKTI & CO. CHARTERED ACCOUNTANT.

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ☎ : 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 623
19-21, BOMBAY MUTUAL CHAMBERS, 3RD FLOOR, AMBALAL DOSHI MARG, MUMBAI-400 001. ☎ : 6639 1106 - 7 / 2265 2675 • FAX : 2265 626
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Communications Limited (formerly known as Reliance Communication Ventures Limited (hereinafter referred to as the "Company")) and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1	For Quarter Ended	September 30 2007
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communications Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	hasit.shukla@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	204 46 14 990	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	204 46 14 990	100.000
12	Held in dematerialised form in CDSL	2 56 15 642	01.253
13	Held in dematerialised form in NSDL	195 71 59 227	95.723
14	Physical	6 18 40 121	03.025
15	Total No. of Shares (12+13+14)	204 46 14 990	100.000

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)
NIL						

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	9	412	Delay in receipt of Physical DRFs & Share Certificates from DP.
	19	1 728	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days
Total	28	2 140	
Pending for more than 21 days	5	277	Non-receipt of Physical DRFs & Share Certificates from DP
Total	5	277	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.
Shri Hasit Shukla
Tel No.: 022 - 3038 6286
Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor
Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point,
Mumbai - 400 021
Tel.: 022 3004 2900
Fax.: 022 3004 2966

24 Appointment of common agency for share registry work if yes (name & address)
Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

Place: Mumbai
Date: 10th Oct 07

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED

HASIT SHUKLA
COMPANY SECRETARY

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Ref: SE/004/2007-08

October 13, 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Certificate under Clause 47 (c) for the six months ended 30th September, 2007**

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s. Dipak Rachchha & Co., Company Secretaries for the period 1st April, 2007 to 30th September, 2007.

Kindly take the same on record.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LTD.

Dipak J. Rachchha
M.Com., LL.B., M.B.A., F.C.S.

Dipak Rachchha & Co.
Company Secretaries
401, Akshat Tower, Opp. Rajpath Club,
Sarkhej-Gandhinagar Highway, Ahmedabad-380054.
Phone : (O) 079-40030884 (M) 98250 66179
E-mail : drachchha@rediffmail.com

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Communications Limited and on the basis of information and explanations given to us by them as well as by the company, we hereby certify that, during the period commencing from 1st April, 2007 and ended on 30th September 2007, all the 17,616 valid documents lodged for transfer, were dispatched within one month from the date of lodgement for transfer, except those where objections were raised on technical grounds.

In the case of valid share certificates received for split/consolidation/ renewal/ exchange/transmission, the issue thereof was made within one month from the date of lodgement, except those where objections were raised on technical grounds.

This certificate is issued pursuant to clause 47 (c) of the listing Agreement entered into with Stock Exchanges.

Date: 13/10/2007

Place: Ahmedabad

DIPAK RACHCHHA & Co. C.P. NO. 2191 Company Secretaries

For: DIPAK RACHCHHA & Co.
Company Secretaries,

(DIPAK RACHCHHA)
Proprietor

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED

HASIT SHUKLA
COMPANY SECRE...

END